ERIK NELSON, SR. SECURITIES COUNSEL                               [Allianz Logo]
Allianz Investment Management LLC
5701 Golden Hills Drive | Minneapolis Minnesota | 55416-1297
Telephone:  763-765-7453
Fax:       763-765-6355



August 3, 2009

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549


   RE: Allianz Variable Insurance Products Trust (the "VIP Trust") Pre-Effective Amendment No. 1
        File No. 333-160351

        and

        Allianz Variable Insurance Products Fund of Funds Trust (the "FOF
        Trust")
        Pre-Effective Amendment No. 1
        File No. 333-160352

Dear Ms. Samuel:

On July 24, 2009, we received comments telephonically from you and Tony Burak regarding the above-referenced filings, submitted June 30, 2009, under Rule 488 in connection with the reorganization of nineteen funds of the VIP Trust and two funds of the FOF Trust.

On July 29, 2009, we submitted a delaying amendment under Rule 473(a) to delay the effective date of the above-referenced filings. We intend to request acceleration of the effective date of this Pre-Effective Amendment No. 1 under Rule 461.

This letter responds to your comments. Each comment is summarized below and followed by our response.




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COMMENTS APPLICABLE TO ALL OR MULTIPLE PROXY STATEMENTS/PROSPECTUSES

   1. In the secretary's letter, change the first sentence of the third to last paragraph, from "If the proposal is approved, the Acquiring Fund will acquire all of the assets of the Acquired Fund(s) . . ." to "If the proposal is approved, the Acquiring Fund will acquire all of the assets and assume all of the liabilities of the Acquired Fund(s) . . ."

Response:  We made this change in each proxy statement/prospectus as requested.

   2. In the Risk Factors section, add to the Derivative Risks disclosure additional language indicating that the obligation to segregate the assets may result in the fund not achieving its objectives.

Response: We added the following sentence at the end of the Derivative Risks disclosure in each proxy statement/prospectus in which it appears: "The obligation to segregate assets may result in the Fund not achieving its objectives."

   3. In the Annual Fund Operating Expenses tables, add disclosure to the footnote relating to expense limitation agreements indicating that any reimbursement obligations of the Acquired Funds will not be carried forward to the Acquiring Fund.

Response: We added the following sentence at this end of this footnote in each proxy statement/prospectus: "Any obligations of an Acquired Fund to reimburse the Manager will not carry forward to the Acquiring Fund following the Reorganization."

   4. In the Annual Fund Operating Expenses tables, add additional columns showing the pro forma expenses for the Reorganization of each Acquired Fund separately. Also, add corresponding pro forma information to the expense examples following the Annual Fund Operating Expenses tables.

Response:  We made this change in each proxy statement/prospectus as requested.

   5. In the Reasons for the Proposed Reorganization and Board Deliberations section, include a discussion of how each factor was weighed by the Board or summarize the factors that led the Board to their decision approving the Reorganizations.

Response: We have added additional language at the end of this section in each proxy statement/prospectus summarizing the factors that led the Board to approve the Reorganizations.

   6. For each tax-free Reorganization add a statement in the Tax Consequences section disclosing the possible loss or limitations on use of taxable loss carryforwards following the Reorganization.


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


Response: We added disclosure in the Tax Consequences section with respect to each tax-free Reorganization as requested.

   7. For each Reorganization which is not tax-free, bold the portion of the text that discloses that the Reorganization will not be a tax-free event.

Response: For each Reorganization which is not tax-free, we bolded disclosure relating to the taxable nature of the Reorganization in the Tax Consequences section and in the Tax Status of the Reorganization section.

   8. In the Capitalization table, show additional pro forma information for each Reorganization of an Acquired Fund into the Acquiring Fund separately.

Response:  We made this change in each proxy statement/prospectus as requested.

   9. With respect to the Annual Fund Operating Expenses tables and expense examples, expense reimbursement and fee waiver arrangements which will be guaranteed for less than one year following the effective date of the proxy statement/prospectus may not be shown in the table but may be described in a footnote.

Response: In each proxy statement/prospectus, we removed the Fee Waiver and Net Annual Fund Operating Expenses rows from the table and added a statement in the footnote relating to the waiver of expenses (as applicable) to the effect that "If the expense reimbursement arrangement were reflected in the table, the Annual Operating Expenses of the Fund would be lower." Expense examples have been revised based on gross Total Annual Fund Operating Expenses and do not reflect waiver of expenses by the Manager.

   10. With respect to the Capitalization tables, confirm that the Adjustments to Net Assets include any repositioning costs (brokerage fees, etc.).

Response: We confirm that the Adjustments to Net Assets in the Capitalization tables include any applicable repositioning costs.

   11. With respect to the Capitalization tables, confirm that the footnote references (which are asterisks) appear correctly in Edgar.

Response: We will ensure that footnote references in the Capitalization tables appear correctly in Edgar.

COMMENTS APPLICABLE TO INDIVIDUAL PROXY STATEMENTS/PROSPECTUSES

FOR THE REORGANIZATION OF AZL FIRST TRUST TARGET DOUBLE PLAY FUND, AZL PIMCO FUNDAMENTAL INDEXPLUS TOTAL RETURN FUND AND AZL TARGETPLUS EQUITY FUND INTO AZL S&P 500 INDEX FUND

   12. On page 6, in the Comparison of Investment Strategies section, include a discussion explaining why the merger makes sense even though the investment objectives of the acquired and acquiring funds are divergent. Expand the disclosure to highlight the differences in the investment objectives of the acquiring and acquired funds. Also discuss the difference in investment objectives and justification for the reorganization in the Board Deliberation section.

Response: We have supplemented the disclosure in the Comparison of Investment Strategies section and in the Reasons for the Proposed Reorganization and Board Deliberations section as requested.

FOR THE REORGANIZATION OF AZL JPMORGAN LARGE CAP EQUITY FUND INTO AZL JPMORGAN U.S. EQUITY FUND

   13. In the secretary's letter, explicitly state that expenses will be higher. In the Q&A, adjust the expenses disclosure to make it consistent with the expense tables. Also include discussion of the higher expenses in the Board Deliberation section.

Response: We have supplemented disclosure relating to contractual expenses of the Funds in the secretary's letter, in the Q&A and in the Reasons for the Proposed Reorganization and Board Deliberations section as requested.

FOR THE REORGANIZATION OF AZL NACM INTERNATIONAL FUND AND AZL SCHRODER INTERNATIONAL SMALL CAP FUND INTO AZL INTERNATIONAL INDEX FUND

   14. In the Q&A, in the Fees and Expenses section, and in the Reasons for the Proposed Reorganization and Board Deliberations - Expense Ratios section, address the increase in Other Expenses for the Acquiring Fund pro forma as reflected in the Annual Fund Operating Expenses table.

Response: We have supplemented disclosure in the Q&A, in a footnote to the Annual Fund Operating Expenses table, and in the Expense Ratios discussion in the Reasons for the Proposed Reorganization and Board Deliberations section to address the increase in pro forma Other Expenses.

   15. In the Reasons for the Proposed Reorganization and Board Deliberations - Expense Ratios section, add disclosure that the Acquiring Fund will be subject to reimbursement to the manager for expenses previously waived.

Response: We have supplemented the disclosure in the Expense Ratios discussion in the Reasons for the Proposed Reorganization and Board Deliberations section to reflect the obligation of the Acquiring Fund following the Reorganization to reimburse the Manager for expenses previously waived by the Manager.

FOR THE REORGANIZATION OF AZL OPPENHEIMER GLOBAL FUND INTO AZL VAN KAMPEN INTERNATIONAL EQUITY FUND

   16. On page 13, include an explanation that manager's fees will increase as a result of the reorganization. Point out that the acquiring fund fees are higher, and include an explanation that even though overall expenses will decline, contractual expenses may increase.

Response: We supplemented the disclosure in the Fees and Expenses section as requested.

FOR THE REORGANIZATION OF AZL OPPENHEIMER INTERNATIONAL GROWTH FUND INTO AZL AIM INTERNATIONAL EQUITY FUND

   17. In secretary's letter and in the Q&A relating to expenses, note that expenses will be higher.

Response: We supplemented the disclosure in the secretary's letter and in the Q&A as requested.

   18. In the Fees and Expenses section, delete the last sentence from footnote
       (a) of Table A-2.

Response:  We made this change as requested.

   19. On page 16, in the Reasons for the Proposed Reorganization and Board Deliberations - Potential Effects on the Manager section, note that management fees will increase.

Response: We supplemented the disclosure in the Potential Effects on the Manager discussion as requested.

FOR THE REORGANIZATION OF AZL TARGETPLUS BALANCED FUND INTO AZL BALANCED INDEX STRATEGY FUND

   20. On page one, in the paragraph beginning, "Each of the Funds is subject{ellipsis}" include the 1940 Act file number for FOF Trust documents incorporated by reference.

Response: We added the 1940 Act file number for the FOF Trust as requested.

   21. On page 17, in the Performance section for the Acquiring Fund, bold the sentence that states that there is no performance information available for the fund.

Response: We have bolded the disclosure that performance information is not presented due to the lack of performance history of the fund prior to July 10, 2009, as requested.

   22. In the Fees and Expenses section, Annual Fund Operating Expenses table, change the label for the 3[rd] row from "Underlying Fund Fees and Expenses" to "Acquired (Underlying) Fund Fees and Expenses." Also change the same language in footnote (e) of the table.

Response: We changed all use of "Underlying Fund Fees and Expenses" to "Acquired (Underlying) Fund Fees and Expenses" throughout the proxy statement/prospectus.

FOR THE REORGANIZATION OF AZL TARGETPLUS GROWTH FUND AND AZL TARGETPLUS MODERATE FUND INTO AZL MODERATE INDEX STRATEGY FUND

   23. On page one, in the paragraph beginning, "Each of the Funds is subject{ellipsis}" include the 1940 Act file number for FOF Trust documents incorporated by reference.

Response:  We added the 1940 Act file number for the FOF Trust as requested.

   24. On page 19, in the Performance section for the Acquiring Fund, bold the sentence that states that there is no performance information available for the fund.

Response: We have bolded the disclosure that performance information is not presented due to the lack of performance history of the fund prior to July 10, 2009, as requested.

   25. In the Fees and Expenses section, Annual Fund Operating Expenses table, change the label for the 3rd row from "Underlying Fund Fees and Expenses" to "Acquired (Underlying) Fund Fees and Expenses." Also change the same language in footnote (e) of the table.

Response: We changed all use of "Underlying Fund Fees and Expenses" to "Acquired (Underlying) Fund Fees and Expenses" throughout the proxy statement/prospectus.

COMMENTS APPLICABLE TO THE STATEMENT OF ADDITIONAL INFORMATION

   26. On page 3, in the Financial Information section, remove the last "6" from the EDGAR Accession Number for each of the first five funds listed.

Response:  We made this change as requested.

   27. Under the Pro Forma Financial Statements sections for each of the funds in the SAI, ensure that each table heading for the set of pro forma statements of assets and liabilities is labeled "Pro Forma" and not simply "Statement of Assets and Liabilities."

Response: We confirmed that each Statement of Assets and Liabilities is labeled "Pro Forma".

   28. Under the Pro Forma Financial Statements section, Statements of Assets and Liabilities, on pages 6, 44, 63, and 74, remove the words, "to commence operations upon consummation of the merger," from footnote (b) of the relevant tables.

Response:  We made this change as requested.

   29. Under the "Pro Forma Financial Statements section for each of the funds, ensure that each table heading for the Pro Forma Statements of Operations is labeled "Pro Forma", and not merely "Statement of Operations."

Response:  We confirmed that each Statement of Operations is labeled "Pro
Forma".

   30. In the Pro Forma Statements of Operations, on pages 7, 17, 35, and 75, in the row entitled "less expenses waived/reimbursed by manager," under the "Pro Forma Adjustments" column, add a footnote reference.

Response:  We added a footnote reference as requested.

   31. For each reorganization, in the Pro Forma Notes, under "4. Related Party Transactions," in the first and third paragraphs of each such section, explicitly identify the name of the relevant fund on first use.

Response:  We made this change as requested.

   32. For the first footnote on page 16 (and for all similar footnotes on other Statements of Assets and Liabilities or Statements of Operations): (i) the footnote should be moved to the Pro Forma Schedule of Investments; and (ii) in cases where no adjustment is necessary, after the first comma, it should read "no securities will be sold," but if adjustments will be made (if securities have to be sold), the footnote is not applicable and should not be shown and there should be an adjustment on the Pro Forma Schedule of Investments.

Response: We note that this comment relates to the pro forma financial statements for AZL Balanced Index Strategy Fund, AZL Moderate Index Strategy Fund, and AZL S&P 500 Index Fund.

As a result of the different investment strategies employed by these Acquiring Funds in achieving their investment objectives (as compared to the applicable Acquired Funds), it is anticipated that all, or substantially all, of the investments of the Acquired Funds going into these Acquiring Funds will be sold on or prior to the closing date of the Reorganizations.

To the extent that the comment seeks disclosure of the particular investments of the Acquired Funds that would be sold or those that would be purchased by the Acquiring Funds in connection with the Reorganization, such disclosure may violate the Fund's portfolio holdings disclosure policies. Such disclosure also may disadvantage the Funds by alerting the market to pending securities sales or purchases, which could adversely impact the Funds' ability to achieve best price and execution. Such disclosure also would be highly speculative, requiring the Funds' adviser or subadvisers to anticipate, three months ahead of time, which specific portfolio securities may be sold or purchased to effectuate the Reorganizations, and resulting in potentially misleading disclosure. Accordingly, we do not believe that we can specifically identify the Acquired Fund portfolio securities to be sold, or the securities to be purchased by the Acquiring Funds, prior to the Reorganizations in the Pro Forma Statement of Investments.

We have, however, made several changes to the pro forma financial statements presented in the SAI to address this comment. These changes were discussed carefully with the Funds' accountants. The first footnote appearing in the Pro Forma Statement of Assets and Liabilities has been reworded, and this text reappears in the Pro Forma Notes, under "6. Investment Valuation Summary," and in the Schedule of Portfolio Investments. We also reworded the discussion in the Pro Forma Notes, under "2. Basis of Combination," to address this issue. In addition, we note that the proxy statements reflect an estimate of the transaction costs expected to be incurred in connection with the transactions in portfolio securities as a result of the Reorganizations; these appear as an adjustment to net assets under the Capitalization table.

   33. In the Pro Forma Notes on page 18, under "2. Basis of Combination," (and for all other Reorganizations which are not tax-free), modify the disclosure in the first paragraph, second sentence so that taxable transactions are discussed.

Response:  We made this change as requested.

   34. In the Pro Forma Statements of Assets and Liabilities on page 24, the footnote reference on Net Assets - Shares of Beneficial Interest should be (B), not (A).

Response:  We made this change as requested.

   35. The Pro Forma Combined Schedule of Portfolio Investments, on pages 98, 120, 134, 165, 221, and 260, should be dated "As of December 31, 2008".

Response:  We made this change as requested.

   36. In the Pro Forma Notes for AZL BlackRock Capital Appreciation Fund, on page 26, under "2. Basis of Combination," reference should be made to Columbia Technology Fund. Currently, there is only reference made to BlackRock Growth Fund".

Response:  We made this change as requested.

   37. In the Pro Forma Notes for AZL JPMorgan U.S. Equity Fund, on page 50, under "4. Related Party Transactions," utilize the Fund's new name, "JPMorgan Large Cap Equity Fund," rather than the old name, "AZL Legg Mason Value Fund."

Response:  We made this changes as requested.

   38. In the Pro Forma Notes for AZL Moderate Index Strategy Fund, on page 59, under "5. Capital Shares," add reference to TargetPLUS Growth Fund in the first paragraph in addition to the TargetPLUS Moderate Fund.

Response:  We made this change as requested.

   39. At pages 249 to 259, the discussions of "Futures Contracts
       Schedule{ellipsis}" through "Written Swap Option." apply to a different reorganization and the redundant pages should be deleted.

Response:  We made this change as requested.

   40. On page 260, insert the name of the Acquiring Fund, AZL S&P 500 Index Fund, in the header.

Response:  We made this change as requested.


The Registrant acknowledges that the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that changes to the Registration Statement based on staff comments do not bar the Commission from taking future action and that should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrant represents that it will not assert this declaration as a defense in any proceeding initiated by the commission or by any person under the federal securities of the United States. The Registrant further acknowledges that the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Sincerely,

/s/ Erik Nelson



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